THOMPSON COBURN LLP

One US Bank Plaza

St. Louis, MO 63101

(314) 552-6295

March 28, 2006

VIA EDGAR CORRESPONDENCE

Linda Stirling, Esq.

Securities and Exchange Commission

Division of Investment Management

450 5th Street, NW, 5-6

Washington, DC 20549

Re: Unified Series Trust (SEC File Nos. 811-21237 and 333-100654)

Dear Linda:

We are responding to your telephone comments received Monday, March 20, 2006 on Post-Effective Amendment No. 56 to the Form N-1A registration statement of Unified Series Trust (the “Trust”) in respect of its series, Archer Balanced Fund, Marco Targeted Return Fund, Leader Short-Term Bond Fund and Abacus Bull Moose Growth Fund (each a “Fund” and, collectively, the “Funds”). Our responses to your comments are set forth below.

ARCHER BALANCED FUND

Prospectus

Comment: In the section “Management of the Fund,” add the month and date when the adviser was established.

Response: As requested, we have disclosed that the adviser was established on August 2005.

MARCO TARGETED RETURN FUND

Comment: In the section “Principal Strategies,” tie the Fund’s name to its investment strategies by describing how the Fund targets a particular return. Also clarify how the Fund will achieve the capital appreciation portion of its total return investment objective. Finally, describe how the adviser determines the “growth potential” of a particular stock.

Response: We have revised the first paragraph of this section and replaced it with the following:

3325398

The Fund seeks to achieve its objective by investing primarily in a portfolio of U.S. common stocks and, by selling covered call options on stocks held in the Fund’s portfolio in an attempt to target a consistent rate of return, even when the stock market is flat or falling. In selecting stocks for the Fund’s portfolio, the advisor typically seeks to identify U.S. common stocks listed on major exchanges with consistent or accelerating earnings trends, strong or improving industry position, proven management, positive cash flow and reasonable valuations. The advisor also evaluates the current option premium for each stock. The Fund seeks to provide total return, which consists of income from dividends on the common stocks held in its portfolio and premiums from selling covered call options, and capital appreciation of the Fund’s common stocks.

The principal strategy of the Fund’s advisor is to create a broadly diversified portfolio of common stocks and, to reduce the volatility of the Fund’s portfolio, by selling covered call options. The advisor’s option strategy is commonly referred to as “hedging.” The Fund has no maximum or minimum level that will be hedged, but generally anticipates being fully hedged. When the Fund sells a covered call option, the purchaser of the option has the right to buy that stock at a predetermined price (exercise price) during the life of the option. If the purchaser exercises the option, the Fund must sell the stock to the purchaser at the exercise price. The option is “covered” because the Fund owns the stock at the time it sells the option. As the seller of the option, the Fund receives a premium from the purchaser of the call option, which may provide additional income to the Fund. The selling of covered call options may tend to reduce volatility of the Fund because the premiums received from selling the options will reduce any losses on the underlying securities, but only by the amount of the premiums. However, selling the options will also limit the Fund’s gain on the underlying securities.

The advisor believes that in a flat or falling market, a covered call strategy on a broadly diversified portfolio will generally outperform the same portfolio without the options because of the premiums received from writing call options. The advisor believes that in a modestly rising market (where the income from premiums exceeds the aggregate appreciation of the underlying securities over their exercise prices) such a portfolio will also generally outperform the same portfolio without the options. In a rapidly rising market (where the aggregate appreciation of the underlying securities over their exercise prices exceeds the income from premiums), a covered call strategy on a broadly diversified portfolio will underperform the same portfolio without the options.

Comment: Under “Principal Risk – Stock Market,” delete the word “also”.

Response: We have made this change.

Comment: The section “Principal Risks” includes disclosure relating to “ETF Risks.” Disclose under “Principal Strategies” that the Fund will invest in ETFs and how the adviser will select ETFs in which the Fund may invest.

Response: We have added the following disclosure under “Principal Strategies”:

3325398	- 2 -

The Fund may invest in exchange-traded funds (“ETFs”). When selecting ETFs for the Fund’s portfolio, the advisor analyzes the underlying fund’s investment objective, performance history, volatility, and comparative index and risk data.

Comment: Explain why the Fund’s portfolio turnover rate may be “extremely high” as disclosed under “Portfolio Turnover Risk.”

Response: As requested, we have added the following new disclosure:

By permitting the Fund’s underlying securities to be called away when an option is exercised, higher portfolio turnover (and increased transaction costs) will result. A high portfolio turnover rate can result in higher current realization of capital gains and a potentially larger current tax liability.

Statement of Additional Information

Comment: In the section “Investment Manager – Conflicts of Interest,” disclose the Advisor’s policy for making investment decisions and allocating investment opportunities on behalf of the Fund and the adviser’s private accounts.

Response: As requested, we have added the following disclosure:

It is the Advisor’s policy that investment decisions for all accounts managed by a Portfolio Manager shall be made based on a consideration of the Fund’s or the clients’ respective investment objectives and policies, and other needs and requirements affecting the accounts and, that investment transactions and opportunities be allocated fairly among the Fund and other client accounts.

LEADER SHORT-TERM BOND FUND

Prospectus

Comment: Revise the third sentence under “Principal Strategies” which states that the Fund will invest primarily in “short- and intermediate-term bonds” by deleting the reference to “intermediate-term,” to conform to the Fund’s name.

Response: As requested, we have revised this sentence as follows:

The Fund invests primarily in a broad range of short-term, lower quality, high yield bonds of corporate issuers.

We also revised the following sentence in this section:

The Fund may invest up to 20% of its assets in cash, cash equivalents, fixed income securities other than as described above, including long- or intermediate-term debt securities

3325398	- 3 -

or high quality, short-term debt securities issued by corporations, financial institutions, or the U.S. Government (including STRIPS), auction rate securities, and money market investments.

Comment: Tailor the disclosures in the section “Is this Fund Right For You?” more closely to the Fund’s primary focus on income.

Response: As requested, we have replaced the first bullet point with the following:

•	Long-term investors seeking a high level of current income

ABACUS BULL MOOSE GROWTH FUND

Prospectus

Since the date of filing, the Fund’s advisor has requested that we revise the following provisions in the Fund’s prospectus:

“Principal Strategies”

The Fund seeks to avoid investing in companies that have ongoing business relationships with countries that sponsor terrorism. The advisor has engaged an independent third party to provide initial certifications and ongoing monitoring of companies in the Fund’s portfolio in an attempt to ensure that no company owned by the Fund is subject to “global security risk.” Global security risk is the risk to a company’s share value or reputation stemming from: 1) the company’s ties to current U.S. State Department-designated states that sponsor terrorism (currently Iran, Libya, North Korea, Syria and Sudan); or 2) a company’s ties to proliferation-related concerns regarding weapons of mass destruction and ballistic missiles, each as determined according to guidelines established by the third party. If the Fund owns securities of a company that later is determined by the third party to have failed to conform to the guidelines established by the third party, the advisor will sell securities of the non-conforming company within approximately five business days after receiving notice from the third party.

“Principal Risks”

Excluded Securities Risk. Although the advisor believes that the Fund can achieve its investment objective within the parameters of global risk screening, excluding non-conforming companies subject to global security risk could have an adverse affect on the Fund’s performance.

“Management of the Fund”

Investing Through Abacus International Capital Corporation

3325398	- 4 -

If you purchase Fund shares through Abacus International Capital Corporation (“Abacus International”), you may be subject to additional policies and/or restrictions with respect to your investment. These policies and/or restrictions are determined by Abacus International. The Fund will pay to Abacus International a 12b-1 fee of 0.25% of the average daily assets in shareholder accounts referred by Abacus International. In addition, the advisor (not the Fund) will pay to Abacus International a referral fee equal to 0.25% of the management fee earned by the advisor with respect to shareholder accounts referred by Abacus International.

Statement of Additional Information

Comment: Please confirm that the Fund’s prior names are correct.

Response: We have revised the SAI to reflect the Fund’s correct prior name.

The Board also has revised the Fund’s Disclosure on Portfolio Holdings in the SAI by adding the following:

The Advisor has entered into an agreement with Conflict Securities Advisory Group (“CSAG”) to provide initial certifications and ongoing monitoring of companies in the Fund’s portfolio in an attempt to ensure that no company owned by the Fund is subject to global security risk. In order for CSAG to provide global risk screening, the Advisor will provide a report to CSAG within 10 days of the end of each calendar month that identifies and confirms the investments of the Fund as of the month-end, as well as a report to CSAG of any Fund transaction resulting in an acquisition of a new security within 10 business days from the date of such transaction. CSAG has entered into a Confidentiality Agreement pursuant to which it has agreed to keep the Fund’s portfolio information strictly confidential and to use it only for the purpose for which it was provided to CSAG; and CSAG further has agreed that it will not use the Confidential Information in a manner adverse to the interests of Fund shareholders or for personal trading by CSAG or its employees.

GENERAL – ALL FUNDS

Comment: In the Statement of Additional Information under the Trustees and Officers Chart, correct each trustee’s prior business experience with respect to the time period served as trustee to AmeriPrime Advisors Trust.

Response: As requested, we have revised each trustee’s prior business experience to disclose that each trustee served as trustee to AmeriPrime Advisors Trust from the date of appointment to November 2005.

Comment: Include a “Tandy” representation from each Fund with respect to the Commission Staff comments on the Fund’s filing.

Response: As requested, attached as Exhibit A is a “Tandy” representation signed by an officer of the Trust.

3325398	- 5 -

We trust that our responses satisfactorily resolve the issues you raised. If not, please advise and we will further revise. We appreciate your assistance in meeting our target effective date of Friday, March 31st. Please call Rita Kazembe in my office at 314-552-6077. She will file the Trust’s request for acceleration as soon as you are satisfied with our responses.

Sincerely,

THOMPSON COBURN LLP

/s/ Dee Anne Sjögren

3325398	- 6 -

Exhibit A

In connection with post-effective amendment no. 56 to the registration statement on Form N-1A of the Unified Series Trust (the “Trust”) filed on behalf of its series, Archer Balanced Fund, Marco Targeted Return Fund, Leader Short-Term Bond Fund and Abacus Bull Moose Growth Fund (each a “Fund”), the undersigned hereby states as follows:

1.	Each Fund acknowledges that all disclosures contained in the registration statement about the Fund are the responsibility of that Fund;

2.

Each Fund acknowledges that, by declaring the registration statement effective, the Securities and Exchange Commission (“SEC”) does not relieve the Trust or any Fund from its responsibility for the disclosures included therein; and

3.

The Trust and each Fund each hereby represents and warrants that, in the event the SEC takes action against a Fund, the Fund will not assert the declaration of effectiveness as a defense in any proceeding initiated by the SEC or any person under the federal securities laws.

UNIFIED SERIES TRUST

By:	/s/ Heather A. Barnes, Secretary

3325398	- 7 -